Filed Pursuant to Rule 424(b)(2)
Registration No. 333-146540

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Offering Price Per Security(1)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee (3)
Common Stock, par value $0.01 per share	25,000,000 shares	$18.04	$451,000,000	$17,724.30

(1)	Calculated in accordance with Rule 457(c) under the Securities Act of 1933, as the average of the high and low price of our common shares on the Nasdaq Global Market on October 31, 2008.

(2)	Estimated solely for purposes of determining the registration fee pursuant to Rule 457(a) under the Securities Act of 1933.

(3)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933.

PROSPECTUS SUPPLEMENT	Filed Pursuant to 424(b)(2)
(To Prospectus dated October 17, 2008)	Registration No. 333-146540

DryShips Inc.

25,000,000 Common Shares

We have entered into a sales agreement with Cantor Fitzgerald & Co. relating to the common shares offered by this prospectus supplement and the accompanying prospectus dated October 17, 2008. In accordance with the terms of the sales agreement and except as noted below, we may offer and sell up to 25,000,000 of our common shares, $0.01 par value per share, from time to time through Cantor Fitzgerald & Co., as our agent for the offer and sale of the common shares. The Company previously filed a prospectus supplement pursuant to Rule 424(b) on October 21, 2008 (the “October 21st Prospectus Supplement”) relating to the offer and sale of up to 4,940,097 common shares that remained unsold under a prospectus supplement filed on March 7, 2008.  The Company issued and sold a total of 2,069,700 common shares pursuant to the October 21st Prospectus Supplement, the net proceeds of which were $41.9 million.  The Company does not intend to offer any remaining shares under the October 21st Prospectus Supplement.

Our common stock is listed on The Nasdaq Global Market under the symbol “DRYS.” The last reported sale price of our common stock on The Nasdaq Global Market on November 4, 2008 was $21.30 per share.

Sales of our common stock, if any, under this prospectus supplement and the accompanying prospectus may be made in sales deemed to be “at-the-market” equity offerings as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, including sales made directly on or through The Nasdaq Global Market, the existing trading market for our common stock, sales made to or through a market maker other than on an exchange or otherwise, and in negotiated transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices and/or any other method permitted by law.

Cantor Fitzgerald & Co. will be entitled to compensation up to 3.0% of the gross proceeds of the sale of any of the 25,000,000 common shares referenced herein that are sold in “at-the-market” offerings, and 4.0% of the gross proceeds of the sale of any of those shares in negotiated transactions.  In connection with the sale of the common stock on our behalf, Cantor Fitzgerald & Co. may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended, and the compensation of Cantor Fitzgerald & Co. may be deemed to be underwriting commissions or discounts.

Investing in our common stock involves risks. See the risk factor on page S-1 of this prospectus supplement and the risk factors beginning on page 20 of the accompanying prospectus to read about the risks you should consider before purchasing our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Cantor Fitzgerald & Co.
The date of this prospectus supplement is November 5, 2008

Unless the context otherwise requires, as used in this prospectus supplement, the terms “Company,” “we,” “us,” and “our” refer to DryShips Inc. and all of its subsidiaries.

RISK FACTORS

We cannot be assured that we will be able to raise equity and debt financing sufficient to meet our capital and operating needs and to remain in compliance with our loan covenants.

We cannot give you any assurance what number of shares we will be able to sell of the 25 million shares of common stock we are offering in this prospectus supplement, or at what prices we will be able to sell our shares.  Furthermore, even if we were to sell all the shares we are now offering at current market prices, we cannot be assured that the proceeds will be sufficient to satisfy our capital and operating needs and enable us to remain in compliance with our debt covenants, if the current low charter rates in the drybulk market continue.  In such case, we may not be able to raise additional equity capital or obtain additional debt financing or refinance our existing indebtedness, if necessary.  If we are not able to comply with our loan covenants and our lenders chose to accelerate our indebtedness and foreclose their liens, we could be required to sell vessels in our fleet and our ability to continue to conduct our business would be impaired.

Investors may experience significant dilution as a result of this offering.

If we sell all of the 25 million shares of our common stock offered pursuant to this prospectus supplement, we will have approximately 90.1 million shares of common stock outstanding, including an aggregate of 19,431,840 shares of common stock to be issued to the sellers of nine Capesize vessels that we have agreed to acquire, which represents an increase of 106.8% in our issued and outstanding shares of common stock.  Because these sales will be made directly into the market or in negotiated transactions, the prices at which we sell these shares will vary and these variations may be significant.  Purchasers of the shares we sell, as well as our existing shareholders, will experience significant dilution if we sell shares at prices significantly below the price at which they invested.

We will invest the proceeds from this offering in financial instruments, including cash or cash equivalents, which will result in a lower earnings per share than if we used the proceeds for debt repayment or the purchase of vessels.

We intend to apply the proceeds from the sale of securities offered by this prospectus supplement for working capital, capital expenditures, repayment of indebtedness, for general corporate purposes and, as needed, to enhance our liquidity and to assist us in complying with our loan covenants and to make vessel acquisitions if market conditions warrant.  Due to the current conditions in the financial markets, we likely will not be able to invest these proceeds at rates of return at which we have been able to invest our capital in the past.  In addition, if the current low charter rates in the drybulk market continue, the 15 vessels that we charter in the spot market will earn less than they have earlier this year.  As a result, our earnings per share will tend to decrease and remain at decreased levels until we use the proceeds for debt repayment or vessel acquisitions when warranted by drybulk carrier market conditions and/or when conditions in the drybulk and financial markets improve.

If we sell all of the shares of our common stock offered pursuant to this prospectus supplement, we will have approximately 90.1 million shares of common stock outstanding, including an aggregate of 19,431,840 shares of common stock to be issued to the sellers of nine Capesize vessels that we have agreed to acquire, which represents an increase of 106.8% in our outstanding shares eligible for dividends and, as a result of this increase in our outstanding shares and the deteriorating conditions in the international shipping markets, our ability to pay dividends per share in accordance with our past practice will be adversely affected.

If we sell all of the shares of our common stock offered pursuant to this offering, we will have approximately 90.1 million shares of common stock outstanding, including an aggregate of 19,431,840 shares of common stock to be issued to the sellers of nine Capesize vessels that we have agreed to acquire, which represents a 106.8% increase in our outstanding shares eligible for dividends.  In addition, the international shipping markets are experiencing deteriorating economic conditions, which will negatively impact our earnings.  As a result of this impact and the increased number of outstanding shares, and if economic conditions in the United States and other parts of the world do not show signs of improvement or if the needs of our business require, our directors will have to reassess our current dividend policy and reduce or eliminate our dividend payment.  The policy of our Board of Directors is to consider, among other factors, the state of the drybulk charter market, our loan covenants, conditions in credit markets, acquisition opportunities that may arise and our liquidity needs in determining whether to declare dividends, and if so, in what amounts, in present and future periods.

Use of Proceeds

We will use the net proceeds from the sale of securities offered by this prospectus supplement for working capital, capital expenditures, repayment of indebtedness, for general corporate purposes and, as needed, to enhance our liquidity and to assist us in complying with our loan covenants and to make vessel acquisitions if market conditions warrant.

Capitalization

The following table sets forth our consolidated capitalization as of September 30, 2008:

•	on an actual basis;

•
on an adjusted basis to give effect to (i) the additional drawdown of $155.2 million for the two drillships under construction, which is repayable in the long term; (ii) the additional drawdown of $250 million for Ocean Rig which was used for general corporate purposes (of this facility drawdown $83.3 million is repayable in the short term); (iii) loan installment payments of $10.1 million made in October 2008; and (iv) our issuance and sale of 2,069,700 common shares pursuant to our prospectus supplement dated October 21, 2008, resulting in net proceeds of $41.9 million after deducting issuance costs of $0.7 million;

•
on a further adjusted basis, giving effect to (i) our issuance and sale of 25,000,000 common shares pursuant to this prospectus supplement, at an assumed offering price of $21.30 per share, which was the last reported closing price of our common stock on November 4, 2008, resulting in net proceeds of $523.2 million after deducting estimated issuance costs of $9.3 million; and (ii) the issuance of 19,431,840 shares to be issued in exchange for the shares of the single purpose companies owning the nine Capesize drybulk carriers that we have agreed to acquire, amounting to $581.0 million. We will assume $217.7 million of existing debt in connection with the acquisition of these nine Capesize vessels, of which $13.7 million is repayable in the short term.

	As of September 30, 2008
	Actual	As Adjusted (1)	As Further Adjusted (2)
	(in thousands of U.S. dollars)
Debt
Current portion of long-term debt	$539,770	$612,978	$626,671
Total long-term debt, net of current portion	2,402,243	2,724,132	2,928,156
Total debt	$2,942,013	$3,337,110	$3,554,827

Shareholders’ equity
Preferred stock, $0.01 par value; 500,000,000 shares authorized, none issued	-	-	-
Common stock, $0.01 par value; 1,000,000,000 shares authorized, 43,550,000 shares issued and outstanding at September 30, 2008; 45,619,700 shares issued as adjusted; 90,051,540 shares as further adjusted at September 30, 2008.	435	456	900
Additional paid-in capital(3)	930,835	972,705	2,076,454
Accumulated other comprehensive income	1,906	1,906	1,906
Retained earnings	1,204,718	1,204,718	1,204,718
Total shareholders’ equity	2,137,894	2,179,785	3,283,978
Total capitalization	$5,079,907	$5,516,895	$6,838,805

(1) There have been no significant adjustments to our capitalization since November 4, 2008, as so adjusted.
(2) Assumes a sale price of $21.30 per share, which was the last reported closing price of our common stock on November 4, 2008.
(3)  The difference in the assumed average share price and the par value of the shares to be issued for the nine Capesize drybulk carriers is included in Additional paid-in capital. This table assumes an average share price $29.90 for the shares to be issued in connection with the acquisition of the nine Capesize vessels, which was the average share price before and after the date the agreements were executed and the announcement date.

The table above does include debt incurred in respect of the drillship newbuilding contracts for Hulls 1865 and 1866.  However, the table above does not include $399.2 million already incurred to finance payments made under the drillship newbuilding contracts for Hulls 1837 and 1838, which have not yet been acquired, and an additional $1.1 billion of newbuilding installment payments due in 2008 and afterwards, the financing for which has not yet been arranged.

EXPENSES

The following are the estimated expenses of the issuance and distribution of the securities registered under the Registration Statement of which this prospectus supplement forms a part, all of which will be paid by us.

SEC registration fee	$18,000
Legal fees and expenses	$50,000
Accounting fees and expenses	$40,000
Miscellaneous	$6,000
Total:	$114,000

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